[Letterhead of Wachtell, Lipton, Rosen & Katz]

April 2, 2021

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance, Office of Life Sciences

Washington, D.C. 20549

Attn: Chris Edwards

Re: Vesper Healthcare Acquisition Corp.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Filed March 24, 2021

File No. 001-39565

Dear Mr. Edwards:

We hereby submit the responses of Vesper Healthcare Acquisition Corp. (the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter, dated April 1, 2021 (the “Comment Letter”), providing the Staff’s comments with respect to Amendment No. 2 (the “Second Amendment”) to the Company’s Proxy Statement on Schedule 14A (the “Proxy Statement”). For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Concurrently with the delivery of this response letter, the Company is electronically transmitting Amendment No. 3 to the Proxy Statement (the “Third Amendment”) for filing under the Securities Exchange Act of 1934, as amended. The Third Amendment includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes required to update the disclosure contained in the Second Amendment. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Second Amendment or the Third Amendment, as applicable.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Summary of Presentation Provided by Goldman Sachs, page 152

1.

Please delete the statement that the Goldman Sachs presentation was provided solely for the benefit of management and the Board. It is not appropriate to indicate that shareholders are not entitled to rely on factors management and the Board relied on in making their determination.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 153 of the Third Amendment in response to the Staff’s comment.

U.S. Securities and Exchange Commission

April 2, 2021

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If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Andrew R. Brownstein or Igor Kirman of Wachtell, Lipton, Rosen & Katz at (212) 403-1000.

Sincerely,

Wachtell, Lipton, Rosen & Katz

By:	/s/ Andrew R. Brownstein
Name: Andrew R. Brownstein

cc:	Brenton L. Saunders, Chief Executive Officer, Vesper Healthcare Acquisition Corp.
Igor Kirman, Wachtell, Lipton, Rosen & Katz